EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement of The News Corporation Limited (Form F-3) for the resale of American Depositary Shares representing Preferred Limited Voting Ordinary Shares, to be issued by The News Corporation Limited to General Motors Corporation in connection with the acquisition of a 34% interest in Hughes Electronics Corporation, and to the incorporation by reference therein of our report dated August 28, 2003, with respect to the consolidated financial statements of The News Corporation Limited included in its Annual Report (Form 20-F) for the year ended June 30, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

Ernst & Young

Sydney, Australia

December 12, 2003